Exhibit 99.1

AGM Group Holdings Inc. Highlights Strategic Growth and Future Initiatives in AI and Cryptocurrency

BEIJING, Dec. 24, 2024 /PRNewswire/ -- AGM Group Holdings Inc. (“AGM Holdings” or the “Company”) (NASDAQ: AGMH), an integrated technology company specializing in the assembling and sales of high-performance hardware and computing equipment, released a statement of its CEO Dr. Bo Zhu today, discussing the Company’s growth strategies and future initiatives in the cryptocurrency industry.

Dr. Zhu, an experienced entrepreneur in the computer software sector, currently serves as CEO of AGM Holdings. He joined the Company in May 2021 as Chief Strategy Officer (CSO) and was appointed CEO and director in October 2023. Dr. Zhu earned his PhD in Computer Science and Technology from Zhejiang University in 2013 and has published over 20 research papers, 19 of which are indexed in SCI/EI (science and engineering). Below are key insights from the interview:

AGM Holdings’ Key Milestones

●	Strategic Partnerships: In 2021, AGM Holdings collaborated with Shenzhen Highsharp (Shenzhen Gaorui) Electronic Ltd. (“HighSharp”) to enhance ASIC chip R&D and mining equipment offerings.

●	Major Orders: AGM Holdings secured contracts in 2021, including:

i.	30,000 ASIC miners for Nowlit Solutions Corp (“Nowlit”).

ii.	25,000 MinerVa MV7 ASICs for MinerVa Semiconductor Corp.

iii.	1,500 Bitcoin miners for Meten Holding Group Ltd.

These collaborations evidenced by contractual agreements demonstrate the Company’s commitment to growth in the digital currency industry.

Strategic Positioning and Sustainable Growth

Recent highlights of AGM Holding’s strategic positioning include:

●	Joint Venture: In December 2024, AGM Holdings partnered with Nowlit to develop a 375MW data center in Canada for Bitcoin mining and AI computing.

●	Canaan Creative Global Pte Ltd. Partnership: In December 2024, AGM Holdings purchased 2,000 A15 series water-cooled mining machines.

Looking Into the Future

As the technology revolution deepens and cryptocurrency gains broader public acceptance, the demand for high-performance computing environments and data centers is surging, forming the backbone of these industries. Technology development, deployment, and applications will very likely depend on robust hardware and software ecosystems — an area where the Company possesses significant technical expertise and resource advantages. Similarly, computationally intensive processes like cryptocurrency mining and blockchain operations rely heavily on computing power and cost-effective energy, presenting opportunities to showcase the Company’s strengths and competencies. AGM Holdings is dedicated to become one of the key participants and contributors in the global technology hardware supply chain and blockchain ecosystem. This strategic positioning strives to drive long-term value for the company, partners, and shareholders.

About AGM Group Holdings Inc.

AGM Group Holdings Inc. (NASDAQ: AGMH) is an integrated technology company specializing in the assembling and sales of high-performance hardware and computing equipment. With a mission to become a key participant and contributor in the global blockchain ecosystem, AGMH focuses on the research and development of blockchain-oriented Application-Specific Integrated Circuit (ASIC) chips, the assembling and sales of high-end crypto miners for Bitcoin and other cryptocurrencies. For more information, please visit www.agmprime.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

AGM Group Holdings Inc.

Email: ir@agmprime.com
Website: http://www.agmprime.com

Ascent Investor Relations LLC

Tina Xiao
President
Phone: +1-646-932-7242
Email: investors@ascent-ir.com